UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 1)*

                             Horizon Offshore, Inc.

                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    44043J105
                                 (CUSIP number)

                             William J. Kennedy Jr.
                                Managing Director
                        Falcon Mezzanine Investments, LLC
                               60 Kendrick Street
                          Needham, Massachusetts 02494
                                 (781) 247-7200
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                February 1, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 44043J105                     13D                    PAGE 2 OF 6 PAGES


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        FALCON MEZZANINE INVESTMENTS, LLC  I.R.S. IDENTIFICATION NO. 22-3741750
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (A) / /
                                                          (B) / /
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                             0
    NUMBER OF               ----------------------------------------------------
      SHARES                  8  SHARED VOTING POWER
   BENEFICIALLY                              0
  OWNED BY EACH
    REPORTING               ----------------------------------------------------
   PERSON WITH                9  SOLE DISPOSITIVE POWER
                                             0
                            ----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                    / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                      OO
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 3 OF 6 PAGES


1         NAME OF REPORTING  PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FALCON MEZZANINE PARTNERS, LP    I.R.S. IDENTIFICATION NO. 22-3742731
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (A) / /
                                                            (B) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                       OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                              / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                             0
    NUMBER OF               ----------------------------------------------------
      SHARES                  8  SHARED VOTING POWER
   BENEFICIALLY                              0
  OWNED BY EACH
    REPORTING               ----------------------------------------------------
   PERSON WITH                9  SOLE DISPOSITIVE POWER
                                             0
                            ----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                        / /
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                       PN
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 4 OF 6 PAGES

1        NAME OF REPORTING  PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         FALCON INVESTMENT         I.R.S. IDENTIFICATION NO. 22-3734765
         ADVISORS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (A) / /
                                                            (B) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                             0
    NUMBER OF               ----------------------------------------------------
      SHARES                  8  SHARED VOTING POWER
   BENEFICIALLY                              0
  OWNED BY EACH
    REPORTING               ----------------------------------------------------
   PERSON WITH                9  SOLE DISPOSITIVE POWER
                                             0
                            ----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                      / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                              IA
--------------------------------------------------------------------------------

CUSIP NO. 44043J105                     13D                    PAGE 5 OF 6 PAGES

Introduction

     In the initial Schedule 13D filed with the Securities and Exchange Commission on March 11, 2004 (the "Schedule 13D"), the Reporting Persons disclosed that in connection with a private financing transaction by the Issuer in March 2004, the Issuer issued to Falcon Mezzanine Partners, LP (the "Fund"), an investor in the financing, warrants to purchase 1,871,167 shares of the Issuer's Common Stock. The warrants became exercisable on March 11, 2004 and on March 11, 2004, the Fund exercised the warrants with respect to all 1,871,167 shares at an exercise price of $0.01 per share.

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D (the "Amendment") amends the Schedule 13D filed on behalf of Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), the Fund, a Delaware limited partnership and Falcon Investment Advisors, LLC, a Delaware limited liability company (the "Advisor") to update certain information disclosed in the Schedule 13D and to report a change in beneficial ownership of the Issuer in excess of 1% of the total outstanding Common Stock of the Issuer.

     The Fund, the General Partner and the Advisor are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons." The class of equity securities to which this Amendment relates is the common stock, par value $1.00 per share (the "Common Stock") of Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

     Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings assigned to them in
Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

     On January 3, 2005, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock of the Issuer through the sale of 1,871,167 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, each of the Reporting Persons owns of record no shares of Common Stock of the Issuer's issued and outstanding shares of Common Stock.

(b) None.

(c) Not applicable.

(d) Not applicable.

(e) On January 3, 2005, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 7(a). Joint Filing Agreement, dated February 1, 2005, among Falcon Mezzanine Investments, LLC, Falcon Mezzanine Partners, LP and Falcon Investment Advisors, LLC.

CUSIP NO. 44043J105                     13D                    PAGE 6 OF 6 PAGES



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 2005

                                     FALCON MEZZANINE INVESTMENTS, LLC

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director


                                     FALCON MEZZANINE PARTNERS, LP
                                     By: Falcon Mezzanine Investments, LLC,
                                     its General Partner

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director


                                     FALCON INVESTMENT ADVISORS, LLC

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director

                                                                    EXHIBIT 7(a)

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing by Falcon Mezzanine Investments, LLC on behalf of all of the undersigned of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Horizon Offshore, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 1, 2005.


                                     FALCON MEZZANINE INVESTMENTS, LLC

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director


                                     FALCON MEZZANINE PARTNERS, LP
                                     By: Falcon Mezzanine Investments, LLC,
                                     its General Partner

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director


                                     FALCON INVESTMENT ADVISORS, LLC

                                     By: /s/ William J. Kennedy Jr.
                                     -------------------------------
                                     Name:  William J. Kennedy Jr.
                                     Title: Managing Director